UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                           Monumental Marketing, Inc.
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                                (Name of Issuer)

                   Common Stock $.001 par value
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                         (Title of Class of Securities)

                                    61533105
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                                 (CUSIP Number)

       Haim Karo, 20 Robert Pitt Drive, Suite 214, Monsey, New York 10952
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 615331105

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     1   Name of Reporting Person: I.R.S. Identification No. of above persons
        (entities only):
         Casprey Capital Corp. (03-0570-347)
         James Yeung
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [X]
                                                          (b)  [ ]
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     3   SEC USE Only

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     4   Source of Funds: (See Instructions) Casprey Capital Corp. - 00
                                             James Yeung - PF
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     5   Check If Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)            [_]
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     6   Citizenship or Place of Organization  Casprey Capital Corp., a New
                                               York Corporation, James Yeung -
                                               United States Citizen
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                       7    Sole Voting Power          James Yeung -
                                                       250,000 shares
                      ----------------------------------------------------------
    Number of          8    Shared Voting Power        Casprey Capital Corp. -
     Shares                                            2,300,000 shares
  Beneficially        ----------------------------------------------------------
  Owned by Each        9    Sole Dispositive Power     James Yeung -
    Reporting                                          250,000 shares
   Person With        ----------------------------------------------------------
                      10   Shared Dispositive Power   Casprey Capital Corp. -
                                                       2,300,000 shares
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     11  Aggregate Amount Beneficially Owned By
         Each Reporting Person:                        2,550,000 shares
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     12  Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)             [_]
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     13  Percent of Class Represented
         by Amount in Row (11):                                 9.1%
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     14  TYPE OF REPORTING PERSON: (See Instructions)
                                   Casprey Capital Corp. - CO
                                   James Yeung - IN

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



Item 1 Security and Issuer

                          Common Stock, $.001 par value

                           Monumental Marketing, Inc.
                         20 Robert Pitt Drive, Suite 214
                             Monsey, New York 10952
             (address of principal United States executive offices)

                         7 Jabotinsky Street, 46th Floor
                                Ramat-Gan, Israel
                (address of principal foreign executive offices)

Item 2 Identity and Background

                           Casprey Capital Corporation
                            (a New York corporation)
                               161 Liberty Avenue
                          Staten Island, New York 10305

            Corporate Planning and Business and Financial Consultant
                               161 Liberty Avenue
                          Staten Island, New York 10305

      (a)   James Yeung
      (b)   161 Liberty Avenue Staten Island, New York 10305
      (c)   Corporate Planning, Business and Financial Consultant and Investor
      (d)   Negative
      (e)   Negative
      (f)   United States Citizen

Item 3 Source and Amount of Funds or Other Consideration

      Consideration for the 2,300,000 shares acquired by Casprey Capital Corp. was provided through the performance of corporate planning, business and financial consulting services pursuant to the provisions of a written Consulting Services Agreement with the Issuer dated as of June 15, 2006.

      James Yeung paid cash for the 250,000 shares from personal funds. None of these funds were borrowed funds.

Item 4 Purpose of Transaction

      In the case of Casprey Capital Corp. the purpose of the transaction was to be compensated for its consulting services as provided for in the Consulting Services Agreement described above.

      In the case of James Yeung, he desired to make an investment in the Issuer.

      There are no plans or proposals by either or both Casprey Capital Corp. or James Yeung or with others which relate to or would result in any of the objectives described in clauses (a) through (j) of the Item.

Item 5 Interest in Securities of the Issuer

      (a)   Casprey Capital Corp.           8.2%
            James Yeung                      .9%
                                            ---
                                            9.1%

      (b) Casprey Capital Corp. 2,300,000 shares - shared vote and power to dispose

            James Yeung 2,300,000 shares - power to direct the vote and power to direct to dispose

            James Yeung 250,000 shares - sole power to vote and to dispose

      (c)   Not applicable

      (d)   Not applicable

      (e)   Not applicable

Item 6 Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

      Not Applicable

Item 7 Material to be Filed as Exhibits

      Not Applicable

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true and correct

      May 10, 2007                       /s/ James Yeung
                                         ---------------------------------------
                                         James Yeung

                                         Casprey Capital Corp.

                                         By: /s/ James Yeung
                                        ---------------------------------------
                                                 James Yeung, Sole Shareholder,
                                                 Director and Officer

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)